PROSPECTUS	Filed Pursuant to Rule 424(b)(3) File No. 333-115420

INDUSTRIAL SERVICES OF AMERICA, INC. 40,000 SHARES COMMON STOCK, $0.005 PAR VALUE

This prospectus is part of a Registration Statement which registers an aggregate of 40,000 shares of common stock of Industrial Services of America, which we would issue to R. Jerry Falkner upon his exercise of an option to purchase our common stock. Industrial Services granted the option to Mr. Falkner in a privately negotiated transaction pursuant to a stock option agreement, dated as of June 2, 1996 and the related contract between Industrial Services and Mr. Falkner dated February 23, 1996 for the preparation and distribution of two research reports on Industrial Services during 1996-1997 by Mr. Falkner, and related investor relations services.

Mr. Falkner may reoffer and resell his shares upon exercise of the option from time to time as follows:

•	block trades in which the brokers or dealers so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by a broker or dealer for its account pursuant to this Prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in privately negotiated transactions not involving a broker or dealer; and

•	a combination of any of these methods of sale.

Mr. Falkner may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. See "Plan of Distribution" on page 5 for more information related to the sale of the option shares by Mr. Falkner.

In effecting sales, brokers or dealers engaged to sell shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell shares will receive compensation in the form of commissions or discounts in amounts that Mr. Falkner may negotiate immediately prior to each sale. Industrial Services will receive no proceeds from any sales of common stock by Mr. Falkner. Industrial Services has agreed to pay all costs and expenses of this offering but will receive $100,000 if all options are exercised, which Industrial Services will use for general corporate purposes. Mr. Falkner and the brokers and dealers through whom sales of the shares are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profits realized by them on the sale of the shares may be considered to be underwriting compensation.

Industrial Services lists its common stock on the Nasdaq Small-Cap Market under the trading symbol "IDSA." On May 11, 2004, the last reported sale price of the Industrial Services common stock on the Nasdaq Small-Cap Market was $13.80 per share.

See Risk Factors beginning on page 2 for certain information relevant to an investment in the common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of the prospectus is May 25, 2004.

TABLE OF CONTENTS

Page

Forward-Looking Statements	1

Risk Factors	2

Industrial Services	4

Selling Shareholder	4

Plan of Distribution	5

Use of Proceeds	6

Transfer Agent	6

Legal Matters	6

Experts	6

Where You Can Find More Information	7

Incorporation of Documents That We File with the Commission	7

No person is authorized to give any information or make any representation not contained or incorporated by reference in this prospectus in connection with the offer contained in this Prospectus, and, if given or made, such other information or representation must not be relied upon as having been authorized by Industrial Services. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Industrial Services since the date hereof.

This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

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Forward-Looking Statements

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws.

These forward-looking statements include, among others, our expectations and assumptions concerning the following aspects of our business:

•	our financial condition and future operating results;

•	competitive conditions within the ferrous, non-ferrous and fiber recycling and waste management industries; and

•	future economic conditions.

          These statements may be found under "Risk Factors". Forward-looking statements are typically identified by the use of terms such as "may," "will," "expect," "anticipate," "estimate," "believe," "intend," "future" and similar words, although some forward-looking statements may be expressed differently.

          You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements under "Risk Factors" and other sections of this prospectus, as well as other documents that we file with the Commission, which describe various risks and uncertainties that could cause our actual results to differ from those set forth in the forward-looking statements.

          Purchasers of our common stock should not place undue reliance on these forward-looking statements, which speak only as of their respective dates. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date of this prospectus.

Risk Factors

You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, or incorporated herein by reference, before you decide whether to purchase our common stock.

Risks Related to Our Operations

Our business has increasing involvement in ferrous, non-ferrous and fiber recycling. Currently, the prices of the metals are high, but changes in demand or regulation, including foreign demand, could result in a reduction of our revenue and consequent decrease in our common stock price.

          Our future operating results will be subject to a number of business and other factors beyond the control of our management, including economic slowdowns and increased competition. Unfavorable general economic conditions including reduced demand for the products sold from our ferrous, non-ferrous and fiber recycling segment could adversely affect our operating results.

Although we believe we have a unique mixture of services we provide our customers in the waste management area and in the ferrous, non-ferrous and fiber recycling segments, a number of competing businesses in each of our business segments may have greater resources than we possess.

          Many companies offer or are engaged in the development of products or the provisions of services that may be or are competitive with our current products or services, although we do not believe any competition offers the unique mixture of the services and products we provide in the waste management area. Many entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than we possess.

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase our operating expenses and reduce our operating income.

          Our operations are subject to various environmental statutes and regulations, including laws and regulations addressing materials used in the manufacturing of our products. In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain of our facilities have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could reduce our profits.

We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy.

          Our success is dependent on the management and leadership skills of our senior management team. We have not entered into employment agreements with any of our senior management personnel. The loss of any members of our management team or the failure to attract and retain additional qualified personnel could prevent us from implementing our business strategy and continuing to grow our business at a rate necessary to maintain future profitability.

Risks Related to Our Common Stock

Future sales of our common stock could depress our market price and diminish the value of your investment.

          Future sales of shares of our common stock could adversely affect the prevailing market price of our common stock. If our existing shareholders sell a large number of shares, or if we issue a large number of shares, the market price of our common stock could significantly decline. Moreover, the perception in the public market that our existing shareholders and in particular members of the Kletter family might sell shares of common stock could depress the market for our common stock. For the last few months, heavy trading volume in our common stock has occurred. This fact coupled with the small available number of freely tradable shares, 1,545,354 has resulted in volatile price swings of our stock. Consequently, the addition of all or a portion of the shares subject to the option, or the immediate sale of those shares could result in a significant change in the price of our common stock.

The market price for our common stock may be volatile.

          In recent periods, there has been volatility in the market price for our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

• our quarterly operating results or the operating results of our companies in the waste management or ferrous, non-ferrous and fiber recycling industry;

• changes in general conditions in the economy, the financial markets or the ferrous, non-ferrous and fiber recycling industry; and

• increases in materials and other costs.

          In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

We historically have not paid any cash dividends and although we have considered the payment of dividends from time to time, we may continue to not pay cash dividends going forward.

          We have not paid any cash dividends on our common stock and may choose to continue this practice in order to fund working capital, for use in our business operations and in the expansion of our business.

Our principal shareholders have the ability to exert significant control in the matters requiring shareholder vote and could delay, deter or prevent a change in control of Industrial Services.

          As of May 5, 2004 and assuming exercise of the Falkner option, Harry Kletter, our chairman and chief executive officer, beneficially owned directly or indirectly 1,429,904 shares of our common stock, or 40.7% of our issued and outstanding common stock. In addition, common stock owned by family members of Mr. Kletter and a charitable foundation and for which Mr. Kletter disclaims beneficial ownership account for an additional 407,435 shares of our common stock. Together with the shares beneficially owned by Mr. Kletter, the Kletter family and affiliates possess 52.3% of the outstanding shares of our common stock. The Kletter family will continue to have significant influence over all actions requiring shareholder approval, including the election of our board of directors. Through their concentration of voting power, the Kletter family could deter, delay or prevent a change in control of Industrial Services or other business combinations that might otherwise be beneficial to our other shareholders. In deciding how to vote on such matters, interests that differ from yours may influence the Kletter family. Mr. Kletter could also strongly influence a change in direction of our business that may not agree with the investment strategies of a number of our shareholders, resulting in liquidation of their investments and volatility in the share price.

Industrial Services

          Industrial Services was incorporated under the laws of the State of Florida in October, 1953, as Alson Manufacturing, Inc. Industrial Services is an integrated solid waste management consulting company engaged in the business of ferrous, non-ferrous and fiber recycling, retail and industrial waste management, and waste handling equipment sales and service. Its principal executive offices are located at 7100 Grade Lane, P.O. Box 32428, Louisville, Kentucky 40232 and its telephone number is (502) 366-3452.

Selling Shareholder

          Industrial Services and Jerry Falkner entered into a contract dated February 23, 1996 for Falkner to provide to Industrial Services during 1996-1997 two research reports on Industrial Services, to arrange broker presentations and to publish research profile reports regarding Industrial Services on Vestnet internet. As compensation, Industrial Services entered into a stock option agreement dated as of June 11, 1996 with Mr. Falkner, pursuant to which Industrial Services granted Mr. Falkner an option to purchase 20,000 shares of our common stock for $5.00 per share. Because of a two for one stock split concluded on March 31, 2004, the 20,000 shares became 40,000 shares and the exercise price reduced to $2.50 per share. The option is exercisable in whole or in part at any time prior to June 11, 2006. The option is not assignable but does contain anti-dilution protections for Mr. Falkner.

          The option is exercisable, in whole or in part, but in denominations not less than 1,000 shares, at any time prior to 3:00 p.m. Louisville, Kentucky time on the expiration date referenced above, by giving written notice to Industrial Services to that effect. If the notice of exercise specifies a number of shares less than the full amount subject to the option, and the time for exercise has not expired, Industrial Services shall provide Mr. Falkner with a new revised stock option agreement for the balance of the number of shares subject to the option and then remaining unexercised.

Mr. Falkner has not had any position, office or other material relationship with Industrial Services or any of its predecessors or affiliates within the past three years.

          The following table sets forth as of May 5, 2004, with respect to Mr. Falkner, the number of Industrial Services shares he beneficially owned and the number of Industrial Services shares Mr. Falkner holds following the offering, assuming Mr. Falkner sells all of the Industrial Services shares offered hereby.

	Owned Before Offering		To Be Owned After Offering

Name	Number(1)	Percent(2)	Number	Percent
Jerry Falkner	40,000	1.1%	-0-	-0-

(1)   Includes all shares of Industrial Services stock subject to the option. The Industrial Services shares subject to the option and offered by this prospectus are the only shares for which Mr. Falkner has beneficial ownership.

(2) Calculated on the basis of 3,515,468 shares of Industrial Services common stock outstanding on May 5, 2004 plus all shares of common stock subject to the option.

Plan Of Distribution

          The purpose of this prospectus is to permit Mr. Falkner, if he desires, to dispose of some or all of our common stock covered by this prospectus at such times and at such prices as he chooses. Whether he will sell our shares, and the timing and amount of any sale made, is within the sole discretion of Mr. Falkner. Mr. Falkner will in all cases be responsible for complying with the prospectus delivery requirements of Section 5(b)(2) of the Securities Act in connection with the offer and sale of our common stock covered by this prospectus.

Mr. Falkner may reoffer and resell all or a portion of his shares of our common stock from time to time as follows:

• block trades in which the brokers or dealers so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

• ordinary brokerage transactions and transactions in which the broker solicits purchasers;

• in privately negotiated transactions not involving a broker or dealer; and

• a combination of any of these methods of sale.

Mr. Falkner may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

          In effecting sales, brokers or dealers engaged to sell shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell shares will receive compensation in the form of commissions or discounts in amounts that Mr. Falkner may negotiate immediately prior to each sale. Mr. Falkner and the brokers and dealers through whom Mr. Falkner may sell our shares are made may be deemed to be "underwriters" within the meaning of the Securities Act, and any profits realized by them on the sale of shares may be considered to be underwriting compensation.

          Industrial Services will receive no proceeds from any sales of our common stock by Mr. Falkner. Industrial Services has agreed to pay all of the costs and expenses of this offering but will receive $100,000 if all options are exercised, which Industrial Services will use for general corporate purposes.

Use Of Proceeds

We intend to use any proceeds we receive from issuing our common stock upon the exercise of the Falkner option for working capital.

Transfer Agent

The Transfer Agent for the shares of our common stock is the Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, (800) 866-1340.

Legal Matters

The validity of the common stock offered in this prospectus will be passed upon for us by Stites & Harbison, PLLC.

Experts

          The audited consolidated financial statements of Industrial Services of America, Inc. and Subsidiaries incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of Crowe Chizek and Company LLC, independent auditors, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

          Industrial Services is subject to the informational requirements of Section 12(g) of the Securities Exchange Act of 1934, and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy at prescribed rates the reports and other information filed by Industrial Services at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional office at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

          We list our common stock on the Nasdaq Small-Cap Market under the symbol "IDSA," and you can inspect and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. If available, you may also access reports and other information through the Commission's electronic data gathering, analysis and retrieval system known as EDGAR via electronic means, including the Commission's web site on the Internet (http://www.sec.gov).

          We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to an aggregate of 40,000 shares of our common stock. This prospectus does not contain all of the information contained in the registration statement, certain portions of which we have omitted as permitted by the rules and regulations of the Commission. For further information with respect to Industrial Services and the shares of the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits thereto. Statements in this prospectus as to any document are not necessarily complete, and where any document is an exhibit to the registration statement or is incorporated by reference herein, each statement is qualified in all respects by the provisions of the exhibit or other document, to which reference is hereby made, for a full statement of its provisions. You may obtain a copy of the registration statement, with exhibits, from the Commission's office in Washington, D.C. at the above address upon payment of the fees prescribed by the rules and regulations of the Commission, or examined there without charges.

Incorporation Of Documents That We File With The Commission

All documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the registration statement and prior to termination of the offering, except as stated below, are deemed to be incorporated by reference in this prospectus. Our SEC file number is 0-20979.

          The Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the Commission will update and supersede this information and will be incorporated into this prospectus by reference.

We incorporate in this prospectus the following documents filed with the Commission:

• Our Annual Report on Form 10-K for the year ended December 31, 2003, except exhibit 32.2;

• Our Definitive Proxy Statement on Schedule 14A filed on April 26, 2004;

• Our current reports on Form 8-K and Form 8-K/A filed on February 9, 2004, March 4, 2004, April 8, 2004 and May 7, 2004;

• Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, except exhibit 32.3; and

• The description of our common stock contained in our registration statement on Form S-1, dated May 22, 1969.

You may request a copy of these documents, at no cost, by written or oral request to:

Industrial Services of America, Inc.
Attn: Chief Executive Officer
7100 Grade Lane
P.O. Box 32428
Louisville, Kentucky 40232
(502) 368-1661